Exhibit 12.1

($ in thousands)

										For the Six Months Ended March 31,
	For the Years Ended September 30,

	2000	2001		2002		2003		2004		2004		2005

Income from continuing operations before income taxes, net income (loss) of unconsolidated affiliates and minority interests	$(872,832)	$154,400		$69,371		$43,587		$52,178		$21,389		$36,969
Fixed Charges:
Interest expense	214,040	102,298		16,526		17,014		26,985		13,349		12,893
Interest portion of rent expense (1)	10,274	9,141		8,748		9,307		9,479		4,706		4,527
Amortized finance fees	6,000	2,000		2,000		2,000		1,394		791		702

Fixed charges	230,314	113,439		27,274		28,321		37,858		18,846		18,122

Earnings:
Income from continuing operations before income taxes, net income (loss) of unconsolidated affiliates and minority interests plus fixed charges	$(646,518)	$267,839		$96,645		$71,908		$90,036		$40,235		$55,091

Ratio of earnings to fixed charges (2)	NM	2.36	x	3.54	x	2.54	x	2.38	x	2.13	x	3.04	x

(1)	The interest component of rent expense is estimated as one-third of our reported lease expense.

(2)
The ratio of earnings to fixed charges is computed by dividing fixed charges into income from continuing operations before income taxes, net income (loss) of unconsolidated affiliates and minority interests plus fixed charges.  Fixed charges include interest (expensed or capitalized), amortization of debt issuance costs and the estimated interest component of rent expense.  For the fiscal year ended September 30, 2000, our earnings were insufficient to cover fixed charges by $872.8 million.